EXHIBIT 99.1

Cellectis Provides Business Update and Reports Financial Results for First Quarter 2021

  Enrollment ongoing in three Cellectis-sponsored Phase 1 dose-escalation clinical studies BALLI-01 in r/r B-ALL patients, AMELI-01 in r/r AML patients and MELANI-01 in r/r MM patients in 15 US clinical centers
  Five partnered allogeneic CAR-T product candidates in clinical development through our collaborations with Allogene and Servier: UCART19/ALLO-501 and ALLO-501A in r/r NHL, ALLO-715 and ALLO-605 in r/r MM and ALLO-316 in advanced or metastatic clear cell renal cell carcinoma
  New collaboration with Cytovia Therapeutics, Inc. to develop TALEN® gene-edited iPSC-derived NK and CAR-NK cell programs, including solid tumor targets
  Successful manufacturing of first starting materials for UCART product candidates; On track to start production of UCART product candidates in 2021
  Cash position1 of $231 million as of March 31, 2021, not including $45.5 million of net equity proceeds raised through ATM program in April 2021. Cash runway extended into 2023
  Cellectis Innovation Days to take place virtually, from May 24th to 28th, featuring daily one-hour sessions, starting at 10AM EDT (4:00 PM CET). This event will feature Cellectis’ TALEN® gene editing platform, pre-clinical programs, a virtual visit of all Cellectis sites (including manufacturing facilities). An update on clinical trials will be provided toward the end of the year.

NEW YORK, May 06, 2021 (GLOBE NEWSWIRE) -- Cellectis S.A. (NASDAQ: CLLS – EURONEXT GROWTH: ALCLS) (the “Company”), a clinical-stage biotechnological company employing its core proprietary technologies to develop best-in-class products based on gene-edited allogeneic chimeric antigen receptor (CAR) T-cells in the field of immuno-oncology, today announced its results for the three-month period ending March 31, 2021.

“We continue to make progress with our three Cellectis-sponsored Phase 1 clinical trials, reinforcing our commitment to cancer patients, and our mission to address unmet medical needs. We continue to enroll patients throughout our three Phase 1 dose escalation trials in ALL, AML and Multiple Myeloma, and we look forward to presenting additional clinical data in 2021 around upcoming medical conferences” said Dr. André Choulika, CEO of Cellectis.

“Our Paris manufacturing site started production in 2020. This manufacturing site is set to produce starting materials for our cell therapy product candidates; buffers, plasmid DNA, messenger RNA (mRNA), and viral vectors. Our Raleigh GMP site is on track to start production of our UCART product candidates in 2021 to support our ongoing and future clinical studies.”

“As we approach several development milestones during the second half of 2021, we are excited to expand both our CAR-T and gene editing platforms with new IND filings in the cell and gene therapy space. To that point, I am pleased to announce our upcoming event, Cellectis Innovation Days. This virtual event will convene daily from May 24th to May 28th, 2021, with one hour-long episode per day. Each of the five “episodes” will begin each morning at 10AM EDT (4 PM CET).”

“Scientists will provide an inside look into the Company’s product candidates pipeline, and will feature our TALEN® gene editing platform, pre-clinical cell therapy programs, as well as a virtual tour of our new manufacturing sites in Paris and Raleigh. Each episode will be followed by a live Q&A with Cellectis leaders and collaborators.  Please join us for this event.”

To learn more or to sign up for one, or all of Cellectis Innovation Days, please visit this link.”

First Quarter 2021 and Recent Highlights

Proprietary Allogeneic CAR T-Cell Development Programs

UCART22 in patients with Relapsed or Refractory B cell Acute Lymphoblastic Leukemia (r/r B-ALL)

  UCART22 is an allogeneic, TALEN® gene-edited CAR T-cell product candidate targeting CD22
  It is being evaluated in the BALLI-01 Phase 1, multi-center dose-escalation clinical study in patients with relapsed or refractory B cell Acute Lymphoblastic Leukemia (r/r B-ALL)
  BALLI-01 is currently enrolling patients with the FCA2 lymphodepletion regimen
  Initial clinical data reported in December 2020 at American Society of Hematology (ASH) Annual Meeting showed two complete remission with incomplete hematologic recovery (CRi) (with one converting to complete remission by day 42) in five evaluable patients, at dose level 1 and dose level 2 using FC3 lymphodepletion regimen
  Initial activity observed in heavily treated pre-treated patients including CD-19 directed therapies.
  Subject to study progress and data, Cellectis expects to present data on cohorts of patients treated with FCA lymphodepletion by end of 2021, at an upcoming medical conference.

UCART123 in patients with Relapsed or Refractory Acute Myeloid Leukemia (r/r AML)

  UCART123 is an allogeneic, TALEN® gene-edited CAR T-cell product candidate targeting CD123
  It is being evaluated in the AMELI-01 Phase 1, multi-center dose-escalation clinical study in patients with relapsed or refractory acute myeloid leukemia
  AMELI-01 is currently enrolling at dose level 2 using FCA2 lymphodepletion regimen.

UCARTCS1 in patients with relapsed/ refractory multiple myeloma

  UCARTCS1 is an allogeneic, TALEN® gene-edited CAR T-cell product candidate targeting the CD2 subset-1 (CS1) antigen
  It is being evaluated in the MELANI-01 Phase 1, multi-center dose-escalation clinical study in patients with relapsed or refractory multiple myeloma.
  MELANI-01 is currently enrolling at dose level (-1) following lift of clinical hold in November 2020
  Oral Presentation to be given at the ASGCT 24th Annual Meeting summarizing preliminary translational data obtained from the first patients enrolled prior to clinical hold
    Abstract title: UCARTCS1, an Allogeneic CAR T-Cell Therapy Targeting CS1 in Patients with Relapsed or Refractory Multiple Myeloma (RRMM): Preliminary Translational Results from a First-in-Human Phase I Trial (MELANI-01)
    Virtual presentation on May 12 at 6:45pm ET

Partnered Allogeneic CAR T-Cell Development Programs

UCART19/ALLO-501 and ALLO-501A (targeting CD19) are being jointly developed under a collaboration agreement between Servier and Allogene based on an exclusive license granted by Cellectis to Servier. ALLO-501 and ALLO-501A utilize Cellectis’ technologies. Servier grants to Allogene exclusive rights to ALLO-501 and ALLO-501A in the U.S., while Servier retains exclusive rights for all other countries.

BCMA and CD70 are CAR targets exclusively licensed by Cellectis to Allogene. ALLO-715, ALLO-605 (both targeting BCMA) and ALLO-316 (targeting CD70) utilize TALEN® gene-editing technology pioneered and controlled by Cellectis. Allogene holds global development and commercial rights for these investigational candidates.

ALPHA and ALPHA2 investigating ALLO-501 and ALLO-501A, respectively,  in relapsed/refractory non-Hodgkin lymphoma (r/r NHL)

Allogene announced that data from the dose escalation Phase 1 ALPHA study of ALLO-501 in r/r NHL will be jointly presented with initial data from the ALPHA2 study of ALLO-501A at the American Society of Clinical Oncology (ASCO) annual meeting.  The presentation will include longer-term follow-up from the initial cohort of patients reported at ASCO 2020, additional data on patients treated subsequent to ASCO 2020, dose escalation data from ALPHA2, and initial results from patients treated with consolidation dosing of ALLO-501 and ALLO-501A. On May 19, 2021, Allogene will host a virtual CD19 Forum focused on clinical data being presented at ASCO.

Subject to further study progress and data, Allogene plans to initiate a potentially pivotal Phase 2 trial of ALLO-501A by the end of 2021.

UNIVERSAL trial investigating ALLO-715 and IGNITE trial investigating ALLO-605 in relapsed/refractory multiple myeloma (r/r MM)

Our partner Allogene announced that the U.S. Food and Drug Administration (FDA) granted Regenerative Medicine Advanced Therapy (RMAT) designation to ALLO-715, Allogene’s most advanced allogeneic CAR-T candidate for r/r MM. The designation follows proof-of-concept data from the Phase 1 UNIVERSAL trial in heavily pretreated, r/r MM patients, which demonstrated for the first time that an allogeneic CAR-T therapy directed at BCMA can achieve clinical responses while eliminating the need for bridging therapy or delays in treatment associated with manufacturing. Patient dosing has begun in the portion of the UNIVERSAL trial investigating ALLO-715 in combination with nirogacestat in patients with r/r MM. Nirogacestat is an investigational gamma secretase inhibitor being developed by SpringWorks Therapeutics.

Allogene also announced that the FDA cleared the Investigational New Drug (IND) application to evaluate ALLO-605, its first TurboCAR T™ therapy candidate, for use in relapsed/refractory MM. TurboCAR technology, developed by Allogene, allows cytokine activation signaling to be engineered selectively into CAR-T cells to potentially improve efficacy, overcome exhaustion, and reduce cell dose requirements. The Phase 1 IGNITE trial will evaluate escalating doses of ALLO-605 beginning in mid-2021.

TRAVERSE trial investigating ALLO-316 in advanced or metastatic clear cell renal cell carcinoma

Allogene announced that patient dosing has begun in the Phase 1 TRAVERSE trial examining safety, tolerability, anti-tumor efficacy, pharmacokinetics and pharmacodynamics of ALLO-316, Allogene’s first allogeneic CAR-T candidate for solid tumors, in patients with advanced or metastatic clear cell renal cell carcinoma. Cellectis is eligible to receive from Allogene a milestone payment of $5 million associated with the initiation of patient dosing for ALLO-316.

TurboCAR™ is a trademark of Allogene Therapeutics, Inc.

Corporate Updates:

  On March 29, 2021, Cellectis announced the commencement of an At-The-Market (ATM) program, pursuant to which it may, from time to time, offer and sell to eligible investors a total gross amount of up to $125.0 million of American Depositary Shares (“ADS”). Each ADS represents one ordinary share of the Company.
  On April 9, 2021, the Company announced that it completed sales of approximately $47 million of ADS pursuant to the ATM program, comprising an aggregate of 2,415,630 new ADSs and the same number of underlying new ordinary shares have been issued to existing and new investors at an at-the-market price of $19.50 per new ADS. The Company currently intended to use the net proceeds (i) to fund the research and development of its product candidates, (ii) to pursue new human therapeutics approaches based on its proprietary gene editing technology outside of oncology, (iii) to fund manufacturing activity in its proprietary state-of-the-art facility in Raleigh, North Carolina, and (iv) for working capital and general corporate purposes.

New Partnerships

Cytovia Therapeutics

In February 2021, Cellectis announced a research and development agreement with Cytovia Therapeutics to develop TALEN® gene-edited induced Pluripotent Stem Cell (iPSC)-derived Natural Killer (NK) and  CAR-NK cells.

As per the Cytovia Agreement, Cellectis is eligible to receive an equity stake of $15 million in Cytovia stock or an upfront cash payment of $15 million if certain conditions are not met by December 31, 2021. Cellectis also received an option to participate in certain future financing rounds by Cytovia.

In addition to this financial consideration, the Cytovia Agreement provides for aggregate additional payment of up to $760 million of development, regulatory and sales milestones from Cytovia to Cellectis. Cellectis will also receive single-digit royalty payments on the net sales of the partnered products commercialized by Cytovia.

Cellectis will develop custom TALEN®, which Cytovia will use to edit iPSCs to derive in NK and CAR-NK cells for therapeutic use in several cancer indications. Cytovia will be responsible for the differentiation and expansion of the gene-edited iPSC master cell bank into NK cells and will conduct the pre-clinical evaluation, clinical development, and commercialization of the mutually-agreed-upon selected therapeutic candidates. Cellectis is granting Cytovia a worldwide license to its TALEN® gene-editing technology, enabling Cytovia to modify NK cells addressing multiple gene targets for therapeutic use in several cancer indications.

Manufacturing Facilities

Construction of Cellectis’ in-house manufacturing facility in Paris is now complete. The 14,000 square foot manufacturing facility is designed to produce Cellectis’ critical raw and starting material supplies for UCART clinical studies and commercial products. The Paris facility launched operations in December 2020, manufacturing plasmids starting materials. Currently, the Paris site is focusing on mRNA production for TALEN®, its quality control laboratory is functional, and the site remains on track for the manufacturing of vectors.

Cellectis’ in-house manufacturing facility in Raleigh remains on track for its anticipated go-live date for the production of GMP UCART product candidate batches in 2021. The 82,000 square foot commercial-scale manufacturing facility is designed to provide GMP manufacturing for clinical supplies and commercial manufacturing upon regulatory approval.

During the first quarter of 2021, the Company’s GMP quality control laboratories in Raleigh became functional, with method transfer and qualification activities underway. The facility’s Drug Substance/Drug Product site is approaching the end of manufacturing and undergoing qualification activities for the facility, equipment, and systems. Additionally, hands-on process and equipment training by Cellectis operations staff on process is on-going.

Financial Results

The interim condensed consolidated financial statements of Cellectis, which consolidate the results of Calyxt, Inc. of which Cellectis is a 64.5% stockholder (as of March 31, 2021), have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“IFRS”).

We present certain financial metrics broken out between our two reportable segments – Therapeutics and Plants – in the appendices of this Q1 2021 financial results press release.

First Quarter Financial Results

Cash: As of March 31, 2021, Cellectis, including Calyxt, had $231 million in consolidated cash, cash equivalents, current financial assets and restricted cash of which $211 million are attributable to Cellectis on a stand-alone basis. This compares to $274 million in consolidated cash, cash equivalents, current financial assets and restricted cash as of December 31, 2020 of which $244 million was attributable to Cellectis on a stand-alone basis. This net decrease of $43 million primarily reflects (i) $41 million of net cash flows used in operating, investing and lease financing activities of Cellectis, (ii) $10 million of net cash flows used in operating, capital expenditures and lease financing activities of Calyxt and (iii) $4 million of unfavorable FOREX impact which was partially offset by $12 million proceeds from stock options exercises at Cellectis. We believe that the consolidated cash, cash equivalents, current financial assets and restricted cash position of Calyxt as of March 31, 2021 will be sufficient to fund its operations into the second half of 2022 while amounts attributable to Cellectis after taking into consideration $45.5 million of net equity proceeds raised from the Company’s “At the Market” (ATM) program in April 2021 will be sufficient to fund Cellectis operations into early 2023.

Revenues and Other Income: Consolidated revenues and other income were $28 million for the three months ended March 31, 2021 compared to $52 million for the three months ended March 31, 2020. 82% of consolidated revenues and other income was attributable to Cellectis in the first quarter of 2021. This decrease between the first quarters of 2021 and 2020 was mainly attributable to a $28 million upfront payment received in March 2020 and the recognition of $19 million of other previously-received upfront and milestone payments on the five released targets based on the March 2020 amendment of the License, Development and Commercialization Agreement signed with Servier which was partially offset by (i) the recognition of $15 million in Cytovia stock or an upfront non-cash payment of $15 million if certain conditions are not met by December 31, 2021, (ii) the recognition of a $5 million milestone payment from Allogene related to the Phase 1 clinical study for ALLO-316, in advanced or metastatic clear cell renal cell carcinoma, which will occur in second quarter of 2021 and by (iii) $ 3 million from higher high oleic soybean revenues at Calyxt.

Cost of Revenues: Consolidated cost of revenues were $8 million for the three-month period ended March 31, 2021 compared to $5 million for the three-month period ended March 31, 2020. This increase was primarily explained by the cost of products sold during the period by Calyxt.

R&D Expenses: Consolidated R&D expenses were $31 million for the three-month period ended March 31, 2021 compared to $21 million for the three-month period ended March 31, 2020. 90% of consolidated R&D expenses was attributable to Cellectis in the first quarter of 2021. The $10 million increase between the first quarters of 2021 and 2020 was primarily attributable to (i) higher wages and salaries and social charges on stock option grants of $5 million and to (ii) higher purchases, external and other expenses of $6 million which was partially offset by lower non-cash stock-based compensation expenses of $1 million.

SG&A Expenses: Consolidated SG&A expenses were $9 million for the three-month period ended March 31, 2021 compared to $12 million for the three-month period ended March 31, 2020. 53% of consolidated SG&A expenses was attributable to Cellectis in the first quarter of 2021. The $3 million decrease was attributable to (i) lower non-cash stock-based compensation expenses of $4 million and to (ii) lower purchases, external and other expenses of $1 million which was partially offset by higher wages and salaries and social charges on stock option grants of $2 million.

Net Income (loss) Attributable to Shareholders of Cellectis: The consolidated net loss attributable to Shareholders of Cellectis was $12 million (or $0.28 loss per share) for the three-month period ended March 31, 2021, of which $6 million was attributed to Cellectis, compared to an income of $20 million (or $0.47 income per share) for the three-month period ended March 31, 2020, of which $28 million was attributable to Cellectis. This $32 million decrease in net gain between the first quarters of 2021 and 2020 was primarily driven by a decrease in revenues and other income of $24 million and by an increase in operating expenses of $10 million which was partially offset by an increase in net financial gains of $2 million.

Adjusted Net Income (Loss) Attributable to Shareholders of Cellectis:
The consolidated adjusted net loss attributable to Shareholders of Cellectis was $11 million (or $0.26 loss per share) for the three-month period ended March 31, 2021, of which $4 million was attributable to Cellectis, compared to an income of $24 million (or $0.57 income per share) for the three-month period ended March 31, 2020, of which $31 million was attributable to Cellectis. Please see "Note Regarding Use of Non-IFRS Financial Measures" for reconciliation of IFRS net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

We currently foresee focusing our cash spending at Cellectis for the Full Year of 2021 in the following areas:

  Supporting the development of our deep pipeline of product candidates, including the manufacturing and clinical trial expenses of UCART123, UCART22, UCARTCS1 and new product candidates, and
  Operating our state-of-the-art manufacturing capabilities in Paris, France, and Raleigh, NC; and
  Continuing strengthening our manufacturing and clinical departments, including hiring talented personnel.

CELLECTIS S.A.
(unaudited)
STATEMENT OF CONSOLIDATED FINANCIAL POSITION
($ in thousands, except per share data)

	As of
	December 31, 2020	March 31, 2021

ASSETS
Non-current assets
Intangible assets	1,584	1,604
Property, plant, and equipment	71,673	75,403
Right-of-use assets	73,845	71,213
Other non-current financial assets	7,007	22,105
Total non-current assets	154,109	170,325

Current assets
Inventories	1,606	5,315
Trade receivables	5,171	6,385
Subsidies receivables	10,703	12,535
Other current assets	29,643	22,257
Cash and cash equivalent and Current financial assets	268,239	225,895
Total current assets	315,362	272,387
TOTAL ASSETS	469,471	442,712

LIABILITIES
Shareholders’ equity
Share capital	2,785	2,801
Premiums related to the share capital	863,912	869,696
Currency translation adjustment	(4,089)	(12,363)
Retained earnings	(505,961)	(586,339)
Net income (loss)	(81,074)	(11,868)
Total shareholders’ equity - Group Share	275,573	261,926
Non-controlling interests	33,273	27,818
Total shareholders’ equity	308,846	289,744

Non-current liabilities
Non-current financial liabilities	28,836	27,990
Non-current lease debts	75,764	73,398
Non-current provisions	4,010	3,549
Non-current liabilities	-	1,109
Total non-current liabilities	108,610	106,047

Current liabilities
Current lease debts	6,696	6,985
Trade payables	24,609	24,682
Deferred revenues and deferred income	452	264
Current provisions	1,131	1,126
Other current liabilities	19,127	13,865
Total current liabilities	52,015	46,922
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	469,471	442,712

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED OPERATIONS – First Quarter
(unaudited)
($ in thousands, except per share data)

	For the three-month period ended March 31,
	2020	2021

Revenues and other income
Revenues	50,128	25,601
Other income	1,778	2,365
Total revenues and other income	51,907	27,966
Operating expenses
Cost of revenue	(4,600)	(8,145)
Research and development expenses	(20,724)	(31,004)
Selling, general and administrative expenses	(12,146)	(8,779)
Other operating income (expenses)	(25)	56
Total operating expenses	(37,495)	(47,872)

Operating income (loss)	14,412	(19,907)

Financial gain (loss)	2,190	4,561

Net income (loss)	16,602	(15,346)
Attributable to shareholders of Cellectis	20,081	(11,868)
Attributable to non-controlling interests	(3,480)	(3,478)
Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	0.47	(0.28)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	0.47	(0.28)

CELLECTIS S.A.

DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – First Quarter
(unaudited) - ($ in thousands)

	For the three-month period ended March 31, 2020			For the three-month period ended March 31, 2021
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments

External revenues	2,377	47,751	50,128	4,988	20,613	25,601
External other income	-	1,778	1,778	-	2,365	2,365
External revenues and other income	2,377	49,530	51,907	4,988	22,978	27,966
Cost of revenue	(3,879)	(720)	(4,600)	(7,369)	(776)	(8,145)
Research and development expenses	(2,633)	(18,091)	(20,724)	(3,025)	(27,979)	(31,004)
Selling, general and administrative expenses	(6,464)	(5,682)	(12,146)	(4,118)	(4,660)	(8,779)
Other operating income and expenses	(20)	(5)	(25)	(24)	80	56
Total operating expenses	(12,996)	(24,497)	(37,495)	(14,536)	(33,336)	(47,872)
Operating income (loss) before tax	(10,619)	25,032	14,412	(9,548)	(10,358)	(19,907)
Financial gain (loss)	(334)	2,523	2,190	(290)	4,851	4,561
Net income (loss)	(10,953)	27,555	16,602	(9,839)	(5,507)	(15,346)
Non controlling interests	3,480	-	3,480	3,478	-	3,478
Net income (loss) attributable to shareholders of Cellectis	(7,473)	27,555	20,081	(6,361)	(5,507)	(11,868)
R&D non-cash stock-based expense attributable to shareholder of Cellectis	(90)	2,274	2,185	262	1,305	1,567
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	747	1,087	1,834	(1,295)	323	(973)
Adjustment of share-based compensation attributable to shareholders of Cellectis	657	3,361	4,019	(1,033)	1,628	595
Adjusted net income (loss) attributable to shareholders of Cellectis	(6,817)	30,917	24,100	(7,394)	(3,879)	(11,273)
Depreciation and amortization	(490)	(1,555)	(2,045)	(604)	(3,186)	(3,791)
Additions to tangible and intangible assets	148	13,828	13,975	268	6,332	6,601

Note Regarding Use of Non-IFRS Financial Measures

Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to Net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of Non-cash stock-based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF IFRS TO NON-IFRS NET INCOME – First Quarter
(unaudited)
($ in thousands, except per share data)

	For the three-month period ended March 31,
	2020	2021

Net income (loss) attributable to shareholders of Cellectis	20,081	(11,868)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	4,019	595
Adjusted net income (loss) attributable to shareholders of Cellectis	24,100	(11,273)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	0.57	(0.26)

Weighted average number of outstanding shares, basic (units) (1)	42,465,669	42,866,517

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	0.57	(0.26)

Weighted average number of outstanding shares, diluted (units) (1)	42,498,423	43,461,047

(1)   When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

About Cellectis

Cellectis is developing the first of its kind allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients. As a clinical-stage biopharmaceutical company with over 21 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to target and eradicate cancer cells.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing life-saving UCART product candidates to address unmet needs for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM).

Cellectis headquarters are in Paris, France, with additional locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). For more information, visit www.cellectis.com.
Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.
TALEN® is a registered trademark owned by Cellectis.

For further information, please contact:

Media contacts:
Margaret Gandolfo, Communications Manager, 646-628-0300, Margaret.gandolfo@cellectis.com

Conor McGoldrick, Zeno Group, 914-355-0927, Conor.Mcgoldrick@zenogroup.com

IR contact:
Simon Harnest, Chief Investment Officer, 646-385-9008, simon.harnest@cellectis.com

Disclaimer
This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the timing and progress of clinical trials (including with respect to patient enrollment and follow-up), the timing of our presentation of data, the adequacy of our supply of clinical vials, the timing of completion of construction of our Raleigh, North Carolina manufacturing facility, and operational capabilities at our manufacturing facilities, and the sufficiency of cash to fund operations. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2020 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

1 Cash position includes cash, cash equivalent, current financial assets and restricted cash
2 FCA= fludarabine + cyclophosphamide + alemtuzumab
3 FC = fludarabine + cyclophosphamide

Attachment

  20210506_CLLS Q1 Earnings 2021_clean_ENGLISH (https://ml.globenewswire.com/Resource/Download/f6b72a8a-7b39-4aae-a04f-c011d602f50e)